UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the Month of July 2006

EDP- Energias de Portugal, S.A.

Praça Marquês de Pombal, 12

1250-162 Lisbon, Portugal

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      X

TABLE OF CONTENTS

I.	EDP Release – June 22, 2006: EDP Starts a Procedure for the Sale of its Shareholding in Oni.

II.	EDP Release – July 6, 2006: EDP Consortium Eólicas de Portugal Shortlisted in the Tender for New Wind Power Licenses in Portugal.

Lisbon, June 22nd 2006

Reuters: EDPP.IN / EDP.N Bloomberg: EDP PL / EDP US

EDP STARTS A PROCEDURE FOR THE SALE OF ITS

SHAREHOLDING IN ONI

In a meeting held today, the Board of Directors of EDP – Energias de Portugal, S.A. (“EDP”), resolved to grant a mandate to the Executive Committee in order to start a procedure envisaging the potential sale of EDP’s 56.61% shareholding in Oni.

For this purpose EDP shall engage an investment bank, which shall advise in such procedure, namely in relation to the identification of potential buyers and in the selection of the most interesting proposal.

Oni is one of the main fixed-line telecom operators in Portugal, specializing in the rendering of voice and data services. Currently, Oni has more than 100,000 voice clients and renders wide band internet services to about 40,000 clients in Portugal.

In 2005, Oni’s EBITDA amounted to 7.2 million euros. In March 2006, Oni had a net financial debt of 285.3 million euros. Oni’s current shareholder structure is composed as follows: EDP (56.61%), BCP Group (23.06%), Brisa (17.18%) and Galp Energia Group (3.16%).

EDP – Energias de Portugal, S.A.

INVESTOR RELATIONS DEPARTMENT Pedro Pires, Head of IR Gonçalo Santos Elisabete Ferreira Cristina Requicha Rui Antunes Ricardo Farinha Phone +351 210012834 Fax: +351 210012899 Email: ir@edp.pt

EDP – Energias de Portugal, S.A.    Listed Company    Head Office: Praça Marquês de Pombal,12    1250-162 Lisboa    Portugal

Share Capital: € 3 656 537 715    Registered with the Commercial Registry Office of Lisbon under no. 1805    Company Tax Number 500 697 256

Lisbon, July 6th 2006

Reuters: EDPP.IN / EDP.N Bloomberg: EDP PL / EDP US

EDP CONSORTIUM EÓLICAS DE PORTUGAL SHORTLISTED IN THE

TENDER FOR NEW WIND POWER LICENSES IN PORTUGAL

Eólicas de Portugal consortium, which includes the wind power operators EDP, Finerge, Generg, TP – Térmica Portuguesa and the industrial partner Enercon, was informed that it was admitted in the short list for negotiations on the Phase A of the public tender for the attribution of new wind power licenses in Portugal. Phase A includes a block of licenses for a total wind power greenfield capacity which can go between 800MW and 1200MW.

EDP has a 40% stake among the wind power operators that participate in this consortium.

EDP – Energias de Portugal, S.A.

INVESTOR RELATIONS

DEPARTMENT

Pedro Pires, Head of IR

Gonçalo Santos

Elisabete Ferreira

Cristina Requicha

Rui Antunes

Ricardo Farinha

Phone +351 210012834

Fax:    +351 210012899

Email: ir@edp.pt

Website: www.edp.pt

EDP – Energias de Portugal, S.A.    Listed Company    Head Office: Praça Marquês de Pombal,12    1250-162 Lisboa    Portugal

Share Capital: € 3 656 537 715    Registered with the Commercial Registry Office of Lisbon under no. 1805    Company Tax Number 500 697 256

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 10, 2006

EDP- Energias de Portugal, S.A.

By:	/s/ António Luís Guerra Nunes Mexia
Name:	António Luís Guerra Nunes Mexia
Title:	Chief Executive Officer